UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Peoples Bancorp Inc. Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have served as the Plan’s auditor since 2004.

Cincinnati, Ohio
June 29, 2023

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value	$82,334,904	$92,453,351
Employer’s contributions receivable	185,882	106,456
Notes receivable from participants	1,215,045	987,142
Net assets available for benefits	$83,735,831	93,546,949

See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2022 and 2021

	2022	2021
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(21,474,188)	$7,716,257
Interest and dividends	4,080,314	5,700,764
Net investment (loss) income	(17,393,874)	13,417,021

Interest income on notes receivable from participants	57,422	49,743
Other income	155	27

Contributions:
Employer	4,766,584	3,657,336
Participants	6,344,526	4,934,990
Rollovers	3,904,778	2,255,336
Total contributions	15,015,888	10,847,662
Total (decrease) increase	(2,320,409)	24,314,453

Deductions:
Benefits paid to participants	7,523,114	11,504,431
Administrative expenses	152,622	177,041
Total deductions	7,675,736	11,681,472
Net (decrease) increase	(9,996,145)	12,632,981

Transfers of assets	185,027	—

Net assets available for benefits, beginning of year	93,546,949	80,913,968
Net assets available for benefits, end of year	$83,735,831	$93,546,949

See Notes to Financial Statement

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Note 1. Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Peoples Bancorp Inc. Retirement Plan Committee (“Plan Administrator”).
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of eligible employees age 18 or older of Peoples and its subsidiaries, including Peoples Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective February 18, 2022, Empower Trust Company became the Plan's trustee and served as the custodian of the Plan's assets through December 31, 2022. Reliance National Trust Company served as the Plan's trustee and custodian from January 1, 2021 through February 17, 2022.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common shares. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, the Peoples Bancorp Inc. Common Stock Fund was frozen for new investments. However, participant account balances previously invested into the Peoples Bancorp Inc. Common Stock Fund prior to January 1, 2015 were permitted to remain invested in the Peoples Bancorp Inc. Common Stock Fund. Once an investment in the Peoples Bancorp Inc. Common Stock Fund has been transferred into another investment under the Plan, it cannot be reinvested in the Peoples Bancorp Inc. Common Stock Fund.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual pre-tax contributions of up to 100% of eligible compensation. The Plan also allows for after-tax, or Roth, contributions. Employee rollover contributions, both traditional and Roth, are also permitted to be made to the Plan. Peoples Bank entered into an Asset Purchase Agreement, dated March 7, 2022 with Vantage Financial ("Vantage"), at which point Vantage became a legal subsidiary of Peoples Bank. As of the acquisition date, certain Vantage employees that became Peoples employees became eligible for participation in the Plan. Outstanding loan balances for these employees were transferred into the Peoples Bancorp Inc. Retirement Savings Plan, and are included in the Transfer of Assets in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022. On September 17, 2021, Peoples completed its acquisition of Premier Financial Bancorp, Inc. ("Premier"). As of the acquisition date, certain Premier employees that became Peoples employees became eligible for participation in the Plan. On March 31, 2021, Peoples completed its acquisition of NS Leasing, LLC ("NSL"). As of the acquisition date, certain NSL employees that became Peoples employees became eligible for participation in the Plan. Effective January 1, 2021, Peoples made matching contributions equal to 100% of the participating employees' salary deferral up to 6% of the participating employees' compensation. Contributions are subject to certain limitations under Internal Revenue Code Section

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

402(g), as increased by Internal Revenue Code section 414(r) for participants who are age 50 by the end of the plan year.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.
The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2022 and 2021, the automatic deferral was 6% of compensation.
Participant Accounts
Each participant's account is credited or debited with the participant's contribution, Peoples' contributions, and Plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus or minus earnings and losses thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2022 and 2021, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan includes provisions authorizing loans from the Plan to active eligible participants. Loans may be made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan is $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are evidenced by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the applicable participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Note 2.    Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples Bancorp Inc. Common Stock Fund Units ("Units") has been unitized and is comprised of cash and common shares of Peoples. The Plan holds between 3% and 5% of these Units in cash in order to provide liquidity for timely distributions. At December 31, 2022 and 2021, these Units were comprised of 85,421 and 87,429 Peoples common shares, respectively, and cash of $115,964 and $136,002, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in November 2017, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, and the related trust, are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken uncertain positions that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Note 3.    Investments
The net (depreciation) appreciation in the fair value of the Plan's investments during the years ended December 31, 2022 and 2021, including realized and unrealized gains and losses on those investments purchased, sold and held during the year, was $(21,474,188) and $7,716,257, respectively. Most of the Plan's investments decreased in value during the year ended December 31, 2022, and the most significant contributors to the net depreciation were Vanguard Mid-Cap Growth Index shares, which decreased from $109.55 per share at December 31, 2021 to $77.37 per share at December 31, 2022, and Vanguard Mid-Cap Index, which decreased from $315.46 at December 31, 2021 to $252.47 per share at December 31, 2022. Most of the Plan's investments increased in value during the year ended December 31, 2021, and the most significant contributors to the net appreciation were Vanguard Mid-Cap Index shares, which increased from $256.40 per share at December 31, 2020 to $315.46 per share at December 31, 2021, and Vanguard Total Stock Market Index shares, which increased from $94.74 at December 31, 2020 to $117.56 per share at December 31, 2021.
Interest and dividends realized on the Plan's investments for the years ended December 31, 2022 and 2021 were $4,080,314 and $5,700,764, respectively.
Note 4.    Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There were no significant changes in the valuation techniques during the years ended December 31, 2022 and 2021. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp Inc. Common Stock Fund Units: Peoples Bancorp Inc. Common Stock Fund Units are held in a unitized fund and are comprised of cash and common shares of Peoples. The underlying common shares are valued at the closing price of a common share reported on the Nasdaq Global Select Market® under the symbol “PEBO” and are classified within Level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2022
Mutual funds	$79,805,851	$—	$—	$79,805,851
Peoples Bancorp Inc. Common Stock Fund Units	2,529,053	—	—	2,529,053
Total	$82,334,904	$—	—	$82,334,904

2021
Mutual funds	$89,536,250	$—	$—	$89,536,250
Peoples Bancorp Inc. Common Stock Fund Units	2,917,101	—	—	2,917,101
Total	$92,453,351	$—	—	$92,453,351
Note 5.    Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, as well as a person who owns 50 percent or more of such employer or employee organization or relatives of such persons.
The Plan holds Peoples Bancorp Inc. Common Stock Fund Units. Peoples is the plan sponsor. The Plan receives dividends quarterly from Peoples on the common shares held in the Plan. The Plan received $128,788 and $158,320 of dividends in 2022 and 2021. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $152,622 and $177,041 of record-keeping fees to Empower Retirement, LLC during 2022 and 2021.
Note 6.    Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common shares represented approximately 3% of the total value of assets held in the Plan at both December 31, 2022 and 2021.
Note 7.    Subsequent Events
Peoples Bank entered into an Asset Purchase Agreement with Limestone Bancorp, Inc. ("Limestone") as of the close of business on April 30, 2023. As of the merger closing date, certain Limestone employees that became Peoples employees became eligible for participation in the Plan.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

Note 8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021, to Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$83,735,831	$93,546,949
Deemed participant loans	(87,129)	(44,044)
Employer's contribution receivable	(185,882)	(106,456)
Net assets available for benefits per Form 5500	$83,462,820	$93,396,449
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2022 and 2021, to Form 5500:

	2022	2021
Employer's contributions per the financial statements	$4,766,584	$3,657,336
Add: Employer's contribution receivable at December 31, 2021	106,456	100,145
Less: Employer's contribution receivable at December 31, 2022	(185,882)	(106,456)
Employer's contributions per Form 5500	$4,687,158	$3,651,025
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2022, and 2021, to Form 5500:

	2022	2021
Benefits paid to participants per the financial statements	$7,523,114	$11,504,431
Distributed participant loans	(6,674)	(66,547)
Balances paid to participants per Form 5500	$7,516,440	$11,437,884

Supplemental Schedules

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
December 31, 2022

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Transactions
$382,079	$382,079

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
AMERICAN CENTURY MID CAP VALUE I	69,906	$1,080,054
AMERICAN FUNDS CAPITAL INC BLDR R5	10,310	649,554
CARILLON EAGLE MID CAP GROWTH I	7,405	529,424
DODGE & COX INCOME - I	161,152	1,964,439
DOUBLELINE LOW DURATION BOND I	98,614	924,996
FIDELITY INTERNATIONAL INDEX	21,205	873,415
JPMORGAN US EQUITY R5	276,543	4,734,472
JPMORGAN US GOVERNMENT MMKT INSTL	3,190,593	3,190,593
MFS INTERNATIONAL GROWTH R6	54,938	1,978,867
* Peoples Bancorp Common Stock Fund Units	139,727	2,529,053
T. ROWE PRICE BALANCED FUND	111,813	2,484,487
T. ROWE PRICE NEW HORIZON	47,979	2,222,887
T. ROWE PRICE RETIREMENT 2005 FUND	8,427	90,339
T. ROWE PRICE RETIREMENT 2010 FUND	26,457	357,170
T. ROWE PRICE RETIREMENT 2015 FUND	43,042	483,360
T. ROWE PRICE RETIREMENT 2020 FUND	71,855	1,202,853
T. ROWE PRICE RETIREMENT 2025 FUND	241,452	3,530,022
T. ROWE PRICE RETIREMENT 2030 FUND	198,158	4,331,736
T. ROWE PRICE RETIREMENT 2035 FUND	281,289	4,804,420
T. ROWE PRICE RETIREMENT 2040 FUND	148,525	3,626,978
T. ROWE PRICE RETIREMENT 2045 FUND	191,515	3,307,469
T. ROWE PRICE RETIREMENT 2050 FUND	250,626	3,664,147
T. ROWE PRICE RETIREMENT 2055 FUND	143,520	2,185,816
T. ROWE PRICE RETIREMENT 2060 FUND	167,061	2,109,975
VANGUARD 500 INDEX ADMIRAL	1,369	484,777
VANGUARD EMERGING MKTS STOCK IDX ADM	28	892
VANGUARD EQUITY-INCOME ADM	31,393	2,656,810
VANGUARD GROWTH INDEX ADM	41,653	4,570,206
VANGUARD LIFESTRATEGY CNSRV GR INV	70,294	1,341,213
VANGUARD LIFESTRATEGY GROWTH INV	33,691	1,213,901
VANGUARD LIFESTRATEGY INCOME INV	1,602	22,919
VANGUARD LIFESTRATEGY MODERATE GROWTH	14,384	394,695
VANGUARD MID CAP INDEX FUND - ADMIRAL	11,592	2,926,661
VANGUARD MID-CAP GROWTH INDEX ADMIRAL	37,618	2,910,469
VANGUARD MID-CAP VALUE INDEX ADMIRAL	179	12,572
VANGUARD SHORT-TERM INVESTMENT-GRADE ADM	44,794	445,704
VANGUARD SMALL CAP INDEX ADM	36,376	3,198,928
VANGUARD SMALL CAP VALUE INDEX ADMIRAL	16,003	1,092,199
VANGUARD TOTAL BOND MARKET INDEX ADMIRAL	61,101	579,237
VANGUARD TOTAL STOCK MKT IDX ADM	81,925	7,627,195
* Participant loans (Interest rates - 5.25% - 7.50%, maturing between February 28, 2022 and October 31, 2026)		1,215,045
Assets held at end of year		$83,549,949
* Parties-in-interest
Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 29, 2023	By:	/s/ TONYA STEELE
Tonya Steele
Senior Vice President, Chief Human Resources Officer
Peoples Bank
Chairperson, Retirement Plan Committee